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                             July 1, 2021

       Alice Chan
       Chief Financial Officer and Director
       CF Finance Acquisition Corp. III
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Finance
Acquisition Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 28, 2021
                                                            File No. 333-256058

       Dear Ms. Chan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       S-4/A filed on June 28, 2021

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to the Unaudited Pro Forma Condensed Combined Financial
Information
       2. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information , page
       98

   1. We note your response to prior comment five of our letter dated June 9, 2021; however, given that the merger
will be accounted for as a reverse recapitalization with AEye as the accounting acquirer, it
appears to us that the expenses incurred by CF III are transaction costs related to the
merger that should be expensed as incurred and recorded in the pro forma statement of
operations as a non-recurring item. Please advise or otherwise modify your presentation
accordingly.
 Alice Chan
CF Finance Acquisition Corp. III
July 1, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations of
AEye
Liquidity and Capital Resources
Contractual Obligations and Commitments, page 198

2. Please revise your filing to update your contractual obligations and commitments table to reflect the balances owed at March 31, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.



                                                           Sincerely,
FirstName LastNameAlice Chan
                                                           Division of
Corporation Finance
Comapany NameCF Finance Acquisition Corp. III
                                                           Office of
Manufacturing
July 1, 2021 Page 2
cc:       Douglas Ellenoff
FirstName LastName